Exhibit (a)(1)(G)
PROLOGIS
2006 LONG-TERM INCENTIVE PLAN
AS AMENDED
RESTRICTED SHARE UNIT AGREEMENT
RESTRICTED SHARE UNIT NOTICE OF GRANT

Participant Name:

Address:
     You have been granted the right to receive an Award of Restricted Share Units, subject to the terms and conditions of the Plan and this Award Agreement, as follows:

Grant Number

Date of Grant

Vesting Commencement Date

Number of Restricted Share Units
     Vesting Schedule:
     Subject to any acceleration provisions contained in the Plan or set forth below, the Restricted Share Units will vest in accordance with the following schedule:
     [INSERT VESTING SCHEDULE.]
     By Participant’s acceptance of this Award, Participant agrees that this Award of Restricted Share Units is granted under and governed by the terms and conditions of the Plan and this Award Agreement, including the Restricted Share Unit Agreement Terms and Conditions, attached hereto, all of which are made a part of this document. Participant has reviewed the Plan and this Award Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to acceptance and fully understands all provisions of the Plan and Award Agreement. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Committee upon any questions relating to the Plan and Award Agreement. Participant further agrees to notify the Company upon any change in the residence address indicated above.

PROLOGIS
2006 LONG-TERM INCENTIVE PLAN
AS AMENDED
RESTRICTED SHARE UNIT AGREEMENT
TERMS & CONDITIONS
     Unless otherwise defined herein, the terms defined in the ProLogis 2006 Long-Term Incentive Plan (the “Plan”) will have the same defined meanings in this Restricted Share Unit Agreement (the “Agreement”). Participants outside the U.S. should refer to the Country Appendix for additional terms and conditions.
     1. Grant. ProLogis hereby grants to Participant under the Plan an Award of Restricted Share Units (the “Restricted Share Units” or “RSUs”), subject to all of the terms and conditions in this Agreement (including without limitation paragraph 26 concerning specific provisions relating to employment agreements of U.S. Participants and paragraph 28 concerning specific terms and conditions for Participant’s country for Participants outside the U.S.), the related RSU Notice of Grant and the Plan, all of which are incorporated herein by reference. Subject to Section 6 of the Plan, in the event of a conflict between the terms and conditions of the Plan and the terms and conditions of this Agreement, the terms and conditions of the Plan will prevail.
     2. Company’s Obligation to Pay. Unless and until the Restricted Share Units will have vested in the manner set forth in the related RSU Notice of Grant, paragraph 3 below or Section 4.4 of the Plan, Participant will have no right to payment of any Shares. Prior to actual payment of any vested Shares, such Restricted Share Units will represent an unsecured obligation of ProLogis, payable (if at all) only from the general assets of ProLogis.
     3. Vesting Schedule and Issuance of Shares.
          (a) Subject to paragraphs 5 and 12, and Section 4.4 of the Plan, the Restricted Share Units awarded by this Agreement will vest as to the number of RSUs, and on the dates shown, as set forth in the related RSU Notice of Grant (each a “Vesting Date”); provided however, that (x) if Participant’s Termination Date occurs by reason of death, Disability or Retirement, any unvested RSUs subject to the Award shall vest immediately on the Termination Date and the Termination Date shall be deemed the “Vesting Date” for purposes of this Agreement and (y) all RSUs subject to the Award that are not vested on or before Participant’s Termination Date shall immediately expire and be forfeited, and Participant shall have no further right with respect to such RSUs, as set forth in paragraph 5 below.
          (b) As soon as practical upon or following each Vesting Date (but, except as provided in this Agreement, in no event later than March 15 of the year following the year that includes the applicable Vesting Date, subject to any six (6) month delay required by paragraph 9), one Share shall be issued for each Restricted Share Unit that vests on such Vesting Date, subject to the terms and provisions of the Plan and this Agreement. Notwithstanding the foregoing, if Participant’s Termination Date occurs by reason of Retirement, payment shall be made within ninety (90) days of Participant’s Termination Date. If the Participant has elected to defer payment of any RSUs in accordance with a deferred compensation program maintained by ProLogis (the “Deferred Compensation Plan”), payment shall be made in accordance with the terms of the Deferred Compensation Plan.
          (c) (i) If the Committee, in its discretion, accelerates the vesting of the balance, or some lesser portion of the balance, of the Award, the payment of such accelerated portion of the Award shall be made as soon as practicable after the new vesting date, but, except as provided in this Agreement, in no event later than two and one-half (2 1/2) months following the end of ProLogis’ taxable year in which the applicable Vesting Date occurs; provided, however, if the Participant is a U.S. taxpayer and the Award is “deferred compensation” within the meaning of Section 409A, the payment of such accelerated portion of the Award nevertheless shall be made at the same time or times as if such Award had vested in accordance with the vesting schedule set forth in paragraph 3(a), including any necessary application of paragraph 9 (whether or not Participant continues to provide services to ProLogis or a Related Company as of such date(s)), unless an earlier payment date, in the judgment of the Committee, would not cause Participant to incur an additional tax under Section 409A (as defined below), in which case, payment of such accelerated Award shall be made within two and one-half (2 1/2) months following the earliest permissible payment date that would not cause Participant to incur an additional tax under Section 409A, subject to paragraph 9 with respect to specified employees. Notwithstanding the foregoing, any delay in payment pursuant to this paragraph 3(c) will cease upon Participant’s death and such payment will be made as soon as practicable after the date of Participant’s death. For purposes of this Agreement, “Section 409A” means Section 409A of the Code, and any regulatory guidance thereunder, as each may be amended from time to time.
               (ii) If the vesting of all or a portion of this Award accelerates pursuant to (A) Section 4.4 of the Plan in the event of a merger or asset sale that is not a “change in control” within the meaning of Section 409A, or (B) any other plan or agreement that provides for acceleration in the event of a merger or asset sale that is not a “change in control” within the meaning of Section 409A, then the payment of such accelerated portion of the Award (including any new or additional Awards existing as a result of Section 4.3 of the Plan) will be made in accordance with the timing of payment rules that apply to discretionary accelerations under paragraph 3(c)(i). If the vesting of all or a portion of this Award accelerates in the event of a merger or asset sale that is a “change in control” within the meaning of Section 409A, then the payment of such accelerated portion of the Award (including any new or additional Awards existing as a result of Section 4.3 of the Plan) will be made within two and one-half (2 1/2) months after the merger or asset sale.
          (d) No fractional Shares shall be issued under this Agreement.
          (e) Notwithstanding anything to the contrary set forth in this Agreement, this Award is subject to the Recoupment Policy set forth in the ProLogis Governance Guidelines.
     4. Dividend Equivalent Payments. As of each dividend payment date with respect to Shares, Participant shall be entitled to a Dividend Equivalent Payment (as defined below) in an amount equal to (a) the dividend paid with respect to a Share, multiplied by (b) the number of Shares subject to the Award, if any, that are outstanding on the applicable dividend record date with respect to such dividend payment date. Dividend Equivalent Payments on outstanding

Shares subject to the Award generally shall be paid at the same time and in the same form that dividends are paid on Shares; provided, however, that any Dividend Equivalent Payment to which Participant is entitled for any calendar year shall be paid no later than March 15 of the year following the year in which the corresponding dividend record date on the Shares occurs (see the Country Appendix for specific exceptions to the payment terms for Dividend Equivalent Payments). The Committee may prospectively change the method of crediting dividend equivalents as it determines appropriate from time to time provided that such change does not have an adverse effect on Participant.
          (a) The right to Dividend Equivalent Payments under this Agreement does not constitute an award of Shares, and nothing in this Agreement shall be construed to give Participant any rights as a shareholder of ProLogis prior to payment of the Shares subject to the Restricted Share Units or Dividend Equivalent Payments (if paid in Shares).
          (b) For purposes of this Agreement, “Dividend Equivalent Payment” means, for each Share represented by an Award held by Participant, a payment in an amount equal to, and in the same form of payment as, the dividend paid on one Share.
     5. Forfeiture upon Termination Date. Except as provided in paragraph 3, upon the Termination Date, the unvested Restricted Share Units awarded by this Agreement will thereupon be forfeited and automatically transferred to and reacquired by ProLogis at no cost to ProLogis and Participant’s right to acquire any Shares hereunder with respect to such Restricted Share Units will immediately terminate.
     6. Payments after Death. Any distribution or delivery to be made to Participant under this Agreement will, if Participant is then deceased, be made to Participant’s beneficiary designated by will or the laws of descent and distribution. Any such beneficiary must furnish ProLogis with (a) written notice of his or her status as beneficiary, and (b) evidence satisfactory to ProLogis to establish the validity of the transfer and compliance with any laws or regulations pertaining to said transfer.
     7. Withholding of Taxes.
          (a) Regardless of any action ProLogis or a Related Company or Participant’s employer (the “Employer”) takes with respect to any or all income tax, social insurance, payroll tax, payment on account or other tax-related items related to Participant’s participation in the Plan and legally applicable to Participant or deemed by ProLogis or a Related Company or the Employer to be an appropriate charge to me even if technically due by ProLogis or the Employer (“Tax-Related Items”), Participant acknowledges that the ultimate liability for all Tax-Related Items is and remains Participant’s responsibility and may exceed the amount actually withheld by ProLogis or a Related Company or the Employer. Participant further acknowledges that neither ProLogis nor a Related Company, nor the Employer (i) make any representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Restricted Share Units, including, but not limited to, the grant, vesting or settlement of the Restricted Share Units, the issuance of Shares upon settlement of the Restricted Share Units, the subsequent sale of Shares acquired pursuant to such issuance and the receipt of any dividends; and (ii) do not commit to and are under no obligation to structure the terms of the Award or any aspect of the Restricted Share Units to reduce or eliminate Participant’s liability for Tax-Related Items or achieve any particular tax result. Further, if Participant has become subject to tax in more than one jurisdiction between the date of the Award and the date of any relevant taxable or tax withholding event, as applicable, Participant acknowledges that ProLogis, a Related Company, or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.
          (b) Prior to any relevant taxable or tax withholding event, as applicable, Participant will pay or make adequate arrangements satisfactory to Participant and/or ProLogis or a Related Company or the Employer to satisfy all Tax-Related Items. In this regard, Participant authorizes ProLogis or a Related Company or the Employer, or their respective agents, at their discretion, to satisfy the obligations with regard to all Tax-Related Items by one or a combination of the following:
               (i) withholding from Participant’s wages or other cash compensation paid to Participant by ProLogis or a Related Company or the Employer; or
               (ii) withholding from proceeds of the sale of Shares acquired upon vesting/settlement of the Restricted Share Units either through a voluntary sale or through a mandatory sale arranged by ProLogis or a Related Company or the Employer (on Participant’s behalf pursuant to this authorization); or
               (iii) withholding in Shares to be issued upon vesting/settlement of the Restricted Share Units.
          (c) ProLogis shall have the discretion to withhold or account for Tax-Related Items by considering applicable minimum statutory withholding amounts or other applicable withholding rates as it deems necessary to avoid negative accounting treatment. If the obligation for Tax-Related Items is satisfied by withholding in Shares, for tax purposes, Participant is deemed to have been issued the full number of Shares subject to the vested Restricted Share Units, notwithstanding that a number of the Shares are held back solely for the purpose of paying the Tax-Related Items due as a result of any aspect of Participant’s participation in the Plan.
          (d) Finally, Participant shall pay to ProLogis or a Related Company or the Employer any amount of Tax-Related Items that ProLogis or a Related Company or the Employer may be required to withhold or account for as a result of Participant’s participation in the Plan that cannot be satisfied by the means previously described. If Participant fails to make satisfactory arrangements for the payment of any required Tax-Related Items hereunder at the time any applicable Restricted Share Units otherwise are scheduled to vest pursuant to paragraph 3, Participant will permanently forfeit such Restricted Share Units and any right to receive Shares thereunder and the Restricted Share Units will be returned to ProLogis at no cost to ProLogis.
     8. Rights as Shareholder. Other than with respect to the right to receive Dividend Equivalent Payments as set forth in paragraph 4 above, neither Participant nor any person claiming under or through Participant will have any of the rights or privileges of a shareholder of ProLogis in respect of any Shares deliverable hereunder unless and until certificates representing such Shares will have been issued, recorded on the records of ProLogis or its transfer agents or registrars, and delivered to Participant. After such issuance, recordation and delivery, Participant will have all the rights of a shareholder of ProLogis including with respect to voting such Shares and receipt of dividends and distributions on such Shares.
     9. Code Section 409A. Notwithstanding anything in the Plan or this Agreement to the contrary, if the vesting of the balance, or some lesser portion of the balance, of the Restricted Share Units are accelerated in connection with and on account of Participant’s termination of employment or other service, such accelerated Restricted Share Units will not be payable until and unless Participant has a “separation from service” within the meaning of Section 409A of the Code (“Section 409A”). Further, and notwithstanding anything in the Plan or this Agreement to the contrary, if any such accelerated Restricted Share Units would otherwise become payable upon a “separation from service” within the meaning of Section 409A, and if (a) Participant is a “specified employee” within the meaning of Section 409A at the time of such “separation from service” within the meaning of Section 409A (other than due to Participant’s death) and (b) the payment of all or a portion of such accelerated Restricted Share Units would result in the imposition of additional tax under Section 409A if paid to Participant on or within the six (6) month period following Participant’s “separation from service” within the meaning of Section 409A, then the payment of the portion of such accelerated Restricted Share Units that would result in the additional tax imposition will not be made until the date six (6) months and one (1) day following the date of Participant’s “separation from service” within the meaning of Section 409A, unless Participant dies following his or her Termination Date, in which case the Restricted Share Units will be paid in Shares to Participant’s estate as soon as practicable following his or her death (and in all cases within ninety (90) days of Participant’s death). It is the intent of this Agreement to comply with the requirements of Section 409A so that none of the Restricted Share Units provided under this Agreement or Shares issuable thereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply.
     10. No Guarantee of Continued Service. PARTICIPANT ACKNOWLEDGES AND AGREES THAT THE VESTING OF THE RESTRICTED SHARE UNITS PURSUANT TO THE VESTING SCHEDULE HEREOF IS EARNED, SUBJECT TO PARAGRAPH 26, ONLY BY REMAINING AN EMPLOYEE AT THE WILL OF THE EMPLOYER OR BY PROVIDING MATERIAL SERVICES TO PROLOGIS OR A RELATED COMPANY AND NOT THROUGH THE ACT OF BEING HIRED, BEING GRANTED THIS AWARD OF RESTRICTED SHARE UNITS OR ACQUIRING SHARES HEREUNDER. PARTICIPANT FURTHER ACKNOWLEDGES AND AGREES THAT THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREUNDER AND THE VESTING SCHEDULE SET FORTH HEREIN DO NOT CONSTITUTE AN EXPRESS OR IMPLIED PROMISE OF CONTINUED EMPLOYMENT WITH THE EMPLOYER FOR THE VESTING PERIOD, FOR ANY PERIOD, OR AT ALL, AND WILL NOT INTERFERE IN ANY WAY WITH PARTICIPANT’S RIGHT OR THE RIGHT OF THE EMPLOYER TO TERMINATE PARTICIPANT’S RELATIONSHIP WITH THE EMPLOYER AT ANY TIME, WITH OR WITHOUT CAUSE.
     11. Address for Notices. Any notice to be given to ProLogis or a Related Company or the Employer under the terms of this Agreement will be addressed to the Committee, in care of ProLogis, at its principal executive offices at 4545 Airport Way, Denver CO, 80239, Attention: General Counsel, or at such other address as ProLogis may hereafter designate in writing.
     12. Change in Control. In the event that, prior to the Vesting Date and prior to the date on which the Award has otherwise expired, (a) Participant’s employment is terminated (i) by ProLogis or the successor to ProLogis or a Related Company which is Participant’s employer for reasons other than Cause or (ii) for Good Reason (as defined below), in any such case within twenty-four (24) months following a Change in Control or (b) the Plan is terminated by ProLogis or its successor following a Change in Control without provision for the continuation of the Award, the Restricted Share Units, to the extent they have not otherwise expired or been cancelled or forfeited, shall immediately vest and the date of the vesting shall be the “Vesting Date.” Any Restricted Share Units that vest pursuant to this Section 12 shall be paid in accordance with the terms and conditions set forth in paragraph 3 above.
          For purposes of this Agreement, “Good Reason” shall mean Participant’s resignation from employment within ninety (90) days following the expiration of ProLogis’ cure period (discussed below) following the occurrence of one or more of the following, without Participant’s express written consent:
          (x) a substantial adverse alteration in the nature of the Participant’s status or responsibilities from those in effect immediately prior to the Change in Control, or
          (y) a material reduction in the Participant’s annual base salary and target bonus, if any, as in effect immediately prior to the Change in Control
          Participant will not resign for Good Reason without first providing ProLogis with written notice of the acts or omissions constituting the grounds for “Good Reason” within sixty (60) days of the initial existence of the grounds for “Good Reason” and a reasonable cure period of not less than thirty (30) days following the date of such notice.
          In any event, if, upon a Change in Control, awards in other shares or securities are substituted for outstanding Awards pursuant to subsection 4.3 of the Plan (or a successor provision), and immediately following the Change in Control the Participant becomes employed by the entity into which ProLogis merged, or the purchaser of substantially all of the assets of ProLogis, or a successor to such entity or purchaser, the Participant shall not be treated as having terminated employment for purposes of this Section 12 until such time as the Participant terminates employment with the merged entity or purchaser (or successor), as applicable. In any event, if, upon a Change in Control, awards in other shares or securities are substituted for outstanding Awards pursuant to Section 4 of the Plan (or a successor provision), and immediately following the Change in Control, Participant becomes employed by the entity into which ProLogis merged, or the purchaser of substantially all of the assets of ProLogis, or a successor to such entity or purchaser, Participant shall not be treated as having terminated employment for purposes of this Section 12 until such time as Participant terminates employment with the merged entity or purchaser (or successor), as applicable.

     13. Nature of Award. In accepting the Award of Restricted Share Units, Participant acknowledges that if he or she is a resident of a country, or employed, outside of the United States:
          (a) the Plan is established voluntarily by ProLogis;
          (b) the Award of Restricted Share Units is voluntary and occasional and does not create any contractual or other right to receive future Awards, or benefits in lieu of Awards, even if Awards have been granted repeatedly in the past;
          (c) all decisions with respect to future Awards of Restricted Share Units, if any, will be at the sole discretion of ProLogis;
          (d) Participant is voluntarily participating in the Plan;
          (e) the Award of Restricted Share Units and the Shares subject to the Restricted Share Units are an extraordinary item that does not constitute compensation of any kind for services of any kind rendered to ProLogis or the Employer, and which is outside the scope of Participant’s employment contract, if any;
          (f) the Award of Restricted Share Units and the Shares subject to the Restricted Share Units are not intended to replace any pension rights or compensation (except with respect to an Award issued pursuant to the share option exchange program commenced on June 10, 2010);
          (g) the Award of Restricted Share Units and the Shares subject to the Restricted Share Units are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, termination, redundancy, dismissal, end of service payments, bonuses, long-service awards, pension or retirement or welfare benefits or similar payments and in no event should be considered as compensation for, or relating in any way to, past services for ProLogis or any Related Company;
          (h) the Award of Restricted Share Units and Participant’s participation in the Plan will not be interpreted to form an employment contract or relationship with ProLogis or any Related Company;
          (i) the future value of the underlying Shares is unknown and cannot be predicted with certainty;
          (j) in consideration of the Award of Restricted Share Units, no claim or entitlement to compensation or damages shall arise from forfeiture of the Restricted Share Units resulting from termination of Participant’s employment with ProLogis or any Related Company or the Employer (for any reason whatsoever and whether or not in breach of local labor laws) and Participant irrevocably releases ProLogis and any Related Company and the Employer from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, Participant shall be deemed irrevocably to have waived Participant’s entitlement to pursue such claim;

          (k) in the event of termination of Participant’s employment (whether or not in breach of local labor laws), Participant’s right to vest in the Restricted Share Units under the Plan, if any, will terminate effective as of the Termination Date and will not be extended by any notice period mandated under local law (e.g., continued employment or any other service would not include a period of “garden leave” or similar period pursuant to local law); the Committee shall have the exclusive discretion to determine when Participant is no longer actively employed for purposes of Participant’s Award; and
          (l) the Restricted Share Units and the benefits under the Plan, if any, will not automatically transfer to another company in the case of a merger, take-over or transfer of liability.
     14. Choice of Language. Participant has received this Agreement and any other related communications (including the Notice of Grant) and consents to having received these documents solely in English.
     15. No Advice Regarding Award. ProLogis and any Related Company and the Employer are not providing any tax, legal or financial advice, nor are ProLogis and any Related Company or the Employer making any recommendations regarding Participant’s participation in the Plan, or Participant’s acquisition or sale of the underlying Shares. Participant is hereby advised to consult with Participant’s own personal tax, legal and financial advisors regarding Participant’s participation in the Plan before taking any action related to the Plan.
     16. Data Privacy Consent.
     (a) Participant hereby explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of Participant’s personal data as described in this Agreement and any other Restricted Share Unit grant materials by and among, as applicable, the Employer, ProLogis and its Related Companies for the exclusive purpose of implementing, administering and managing Participant’s participation in the Plan.
     (b) Participant understands that the Employer, ProLogis and its Related Companies may hold certain personal information about Participant, including, but not limited to, Participant’s name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any Shares or directorships held in ProLogis, details of all Restricted Share Units or any other entitlement to Shares awarded, canceled, exercised, vested, unvested or outstanding in Participant’s favor, for the exclusive purpose of implementing, administering and managing the Plan (“Data”).
     (c) Participant understands that Data will be transferred to E*TRADE FINANCIAL Corporate Services, or such other stock plan service provider as may be selected by ProLogis, which is assisting ProLogis with the implementation, administration and management of the Plan. Participant understands that the recipients of the Data may be located in the United States or elsewhere, and that the recipients’ country (e.g., the United States) may have different data privacy laws and protections from Participant’s country. Participant understands that Participant may request a list with the names and addresses of any potential recipients of the Data by contacting Participant’s local human resources representative. Participant authorizes

ProLogis, to E*TRADE FINANCIAL Corporate Services and any other possible recipients which may assist ProLogis (presently or in the future) with implementing, administering and managing the Plan to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing Participant’s participation in the Plan. Participant understands that Data will be held only as long as is necessary to implement, administer and manage Participant’s participation in the Plan. Participant understands that Participant may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing Participant’s local human resources representative. Participant understands, however, that refusing or withdrawing Participant’s consent may affect Participant’s ability to participate in the Plan. For more information on the consequences of Participant’s refusal to consent or withdrawal of consent, Participant understands that Participant may contact Participant’s local human resources representative.
     17. Grant is Not Transferable. Except to the limited extent provided in paragraph 6, this grant and the rights and privileges conferred hereby will not be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and will not be subject to sale under execution, attachment or similar process.
     18. Binding Agreement. Subject to the limitation on the transferability of this grant contained herein, this Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.
     19. Restrictions on Sale of Securities. The Shares issued as payment for vested Restricted Share Units under this Agreement will be registered under U.S. federal securities laws and will be freely tradable upon receipt. However, Participant’s subsequent sale of the Shares may be subject to any market blackout-period that may be imposed by ProLogis and must comply with ProLogis’ insider trading policies, and any other applicable securities laws.
     20. Non-Competition. Shares shall not become issuable pursuant to this Agreement unless, as of the date as of which the Shares would otherwise be issuable, Participant has executed and delivered a confidentiality, non-solicitation and non-competition agreement with ProLogis in a form approved by ProLogis. Further, in the event that the Committee determines that Participant has engaged in conduct in violation of any confidentiality, non-solicitation and non-competition agreement entered into between ProLogis or any affiliated entity and Participant, this Award shall be forfeited immediately and Participant shall have no further rights to the Award or under this Agreement.
     21. Additional Conditions to Issuance of Shares. If at any time ProLogis will determine, in its discretion, that the listing, registration or qualification of the Shares upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory authority is necessary or desirable as a condition to the issuance of Shares to Participant (or his or her estate), such issuance will not occur unless and until such listing, registration, qualification, consent or approval will have been effected or obtained free of any conditions not acceptable to ProLogis.

     22. Committee Authority. The Committee will have the power to interpret the Plan and this Agreement and to adopt such rules for the administration, interpretation and application of the Plan as are consistent therewith and to interpret or revoke any such rules (including, but not limited to, the determination of whether or not any Restricted Share Units have vested). All actions taken and all interpretations and determinations made by the Committee in good faith will be final and binding upon Participant, ProLogis and all other interested persons. No member of the Committee will be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or this Agreement.
     23. Electronic Delivery. ProLogis may, in its sole discretion, decide to deliver any documents related to the Restricted Share Units by electronic means or request Participant’s consent to participate in the Plan by electronic means. Participant hereby consents to receive such documents by electronic delivery and agrees to participate in the Plan through any on-line or electronic system established and maintained by ProLogis or another third party designated by ProLogis.
     24. Captions. Captions provided herein are for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.
     25. Agreement Severable. In the event that any provision in this Agreement will be held invalid or unenforceable, such provision will be severable from, and such invalidity or unenforceability will not be construed to have any effect on, the remaining provisions of this Agreement.
     26. Modifications to the Agreement. Except as set forth in a U.S. employee’s employment agreement, this Agreement constitutes the entire understanding of the parties on the subjects covered. If a U.S. employee’s employment agreement has more favorable terms, the provisions of that employment agreement shall control. Participant expressly warrants that he or she is not accepting this Agreement in reliance on any promises, representations, or inducements other than those contained herein. Modifications to this Agreement or the Plan can be made only in an express written contract executed by a duly authorized officer of ProLogis and, with respect to modifications that adversely affect Participant’s outstanding Awards, by Participant. Notwithstanding anything to the contrary in the Plan or this Agreement, ProLogis may amend this Agreement as necessary to comply with Section 409A or to otherwise avoid imposition of any additional tax or income recognition under Section 409A in connection to this award of Restricted Share Units.
     27. Amendment, Suspension or Termination of the Plan. By accepting this Award, Participant expressly warrants that he or she has received an Award of Restricted Share Units under the Plan, and has received, read and understood a description of the Plan. Participant understands that the Plan is discretionary in nature and may be amended, suspended or terminated by ProLogis at any time.
     28. Appendix. Notwithstanding any provisions in this Agreement and the Notice of Grant, this Award of Restricted Share Units shall be subject to any special terms and conditions set forth in any Appendix to this Agreement for Participant’s country. Moreover, if Participant relocates to one of the countries included in the Appendix, the special terms and conditions for such country will apply to Participant, to the extent ProLogis determines that the application of such terms and conditions is necessary or advisable in order to comply with local law or facilitate the administration of the Plan. The Appendix constitutes part of this Agreement and the RSU Notice of Grant.
     29. Governing Law. This Agreement will be governed by the laws of the State of Maryland, without giving effect to the conflict of law principles thereof.
     30. Imposition of Other Requirements. ProLogis reserves the right to impose other requirements on Participant’s participation in the Plan, on the Award of Restricted Share Units and on any Shares acquired under the Plan, to the extent ProLogis determines it is necessary or advisable in order to comply with local law or facilitate the administration of the Plan, and to require Participant to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

PROLOGIS
2006 LONG-TERM INCENTIVE PLAN
COUNTRY APPENDIX
RESTRICTED SHARE UNIT AGREEMENT
The additional terms and conditions set forth below are specifically incorporated into the Restricted Share Unit Agreement (together, the Agreement and this Appendix are referred to herein as the “Agreement”). These terms and conditions govern the Restricted Share Units granted to you under the ProLogis 2006 Long-Term Incentive Plan (the “Plan”) if you reside in one of the countries listed below. Due to the complexities of legal, regulatory and tax issues, you are advised to seek appropriate professional advice as to how the relevant laws in your country may apply to your individual situation. Certain capitalized terms used but not defined in this Appendix have the meanings set forth in the Plan and/or the Restricted Share Unit Agreement.
CZECH REPUBLIC
     Form of Dividend Equivalent Payments
     Notwithstanding Section 4 of the Agreement, Dividend Equivalent Payments shall be paid to Participant in the form of additional Shares at the time of the vesting of the Restricted Share Units that entitled Participant to such Dividend Equivalent Payment. For the avoidance of doubt, Dividend Equivalent Payments will be made with respect to the additional Shares described in the preceding sentence. No cash Dividend Equivalent Payments will be made to Participant.
FRANCE
     Not Tax Qualified Awards
     The Restricted Share Units do not meet and are not intended to meet the favorable tax and social security treatment applicable to French-qualified RSUs under Section L. 225-197-1 of the French Commercial Code, as amended, or the relevant sections of the French Tax Code or the French Social Security Code, as amended.
     Consent to Receive Information in English
     By accepting the Restricted Share Units, Participant confirms having read and understood the Plan and the Agreement, which were provided in the English language. Participant accepts the terms of those documents accordingly.
     En acceptant cette attribution gratuite d’actions, le Participant confirme avoir lu et compris le Plan et ce Contrat, incluant tous leurs termes et conditions, qui lui ont été transmis en langue anglaise. Le Participant accepte les dispositions de ces documents en connaissance de cause.

-Appendix 1-

GERMANY
     Form of Dividend Equivalent Payments
     Notwithstanding Section 4 of the Agreement, Dividend Equivalent Payments shall be paid to Participant in the form of additional Shares at the time of vesting of the Restricted Share Units that entitled Participant to such Dividend Equivalent Payment. For the avoidance of doubt, Dividend Equivalent Payments will be made with respect to the additional Shares described in the preceding sentence. No cash Dividend Equivalent Payments will be made to Participant.
HUNGARY
     Social Insurance Information
     This provision supplements Section 7 of the Agreement (“Withholding of Taxes”):
     Participant will be responsible for both his or her portion and the Employer’s portion of social insurance contributions which will be due when the Restricted Share Units vest and Shares are issued to Participant.
JAPAN
     There are no country-specific provisions.
KOREA
     Form of Dividend Equivalent Payments
     Notwithstanding Section 4 of the Agreement, Dividend Equivalent Payments shall be paid to Participant in the form of additional Shares at the time of vesting of the Restricted Share Units that entitled Participant to such Dividend Equivalent Payment. For the avoidance of doubt, Dividend Equivalent Payments will be made with respect to the additional Shares described in the preceding sentence. No cash Dividend Equivalent Payments will be made to Participant.
LUXEMBOURG
     There are no country-specific provisions.
MEXICO
     Plan Document Acknowledgement
     By accepting the Restricted Share Units, Participant acknowledges that he or she has received a copy of the Plan, the RSU Notice of Grant, and the Agreement, including this Appendix, which Participant has reviewed. Participant acknowledges further that he or she accepts all the provisions of the Plan, the RSU Notice of Grant, and the Agreement, including this Appendix. Participant also acknowledges that he or she has read and specifically and expressly approves the terms and conditions set forth in Section 13 of the Agreement (“Nature of Award”), which clearly provides as follows:

-Appendix 2-

     (1) Participant’s participation in the Plan does not constitute an acquired right;
     (2) The Plan and Participant’s participation in it are offered by ProLogis on a wholly discretionary basis;
     (3) Participant’s participation in the Plan is voluntary; and
     (4) ProLogis, its Related Companies and the Participant’s Employer are not responsible for any decrease in the value of any Shares acquired at vesting of the Restricted Share Units.
     Labor Law Policy and Acknowledgment
     This provision supplements Section 13 of the Agreement (“Nature of Award”):
     In accepting the Award of Restricted Share Units, Participant expressly recognizes that ProLogis with registered offices at 4545 Airport Way, Denver, Colorado 80239, U.S.A., is solely responsible for the administration of the Plan and that Participant’s participation in the Plan and acquisition of Shares do not constitute an employment relationship between Participant and ProLogis since Participant is participating in the Plan on a wholly commercial basis and his or her sole Employer is ProLogis de Mexico, S.A. de C.V. Based on the foregoing, Participant expressly recognizes that the Plan and the benefits that he or she may derive from participating in the Plan do not establish any rights between Participant and the Employer and do not form part of the employment conditions and/or benefits provided by the Employer and any modification of the Plan or its termination shall not constitute a change or impairment of the terms and conditions of Participant’s employment.
     Participant further understands that his or her participation in the Plan is as a result of a unilateral and discretionary decision of ProLogis; therefore, ProLogis reserves the absolute right to amend and/or discontinue Participant’s participation at any time without any liability to Participant.
     Finally, Participant hereby declares that he or she does not reserve to him- or herself any action or right to bring any claim against ProLogis for any compensation or damages regarding any provision of the Plan or the benefits derived under the Plan, and Participant therefore grants a full and broad release to ProLogis, and its affiliates, branches, representation offices, shareholders, trustees, directors, officers, employees, agents, or legal representatives with respect to any such claim that may arise.
     Spanish Translation
     Reconocimiento del Documento del Plan
     Al aceptar las Unidades de Acciones Restringidas, el Participante reconoce que ha recibido una copia del Plan, la Notificación del Otorgamiento y el Convenio, incluyendo este Apéndice, mismos que el Participante ha revisado. El Participante reconoce, además, que acepta todas las disposiciones del Plan, la Notificación del Otorgamiento y el Convenio, incluyendo este Apéndice. El Participante también reconoce que ha leído y que específicamente

-Appendix 3-

aprueba de forma expresa los términos y condiciones establecidos en la Sección 11 del Convenio: “Naturaleza de la Subvención”, que claramente dispone lo siguiente:
     (1) La participación del Participante en el Plan no constituye un derecho adquirido;
     (2) El Plan y la participación del Participante en el Plan se ofrecen por ProLogis de manera totalmente discrecional;
     (3) La participación del Participante en el Plan es voluntaria; y
     (4) ProLogis, sus Compañías Relacionadas y el Patrón del Participante no son responsables de ninguna disminución en el valor de las Acciones adquiridas al momento de tener el derecho respecto a las Unidades de Acciones Restringidas.
     Política Laboral y Reconocimiento
     Esta disposición suplementa la Sección 13 del Convenio (“naturaleza del Otorgamiento):
     Al aceptar esta Recompensa, el Participante expresamente reconoce que ProLogis, con sus oficinas registradas en 4545 Airport Way, Denver, Colorado 80239, EE.UU., es únicamente responsable por la administración del Plan y que la participación del Participante en el Plan y la adquisición de Acciones no constituyen una relación de trabajo entre el Participante y ProLogis, ya que el Participante participa en el Plan de una manera totalmente comercial y su único Patrón es ProLogis de México, S.A. de C.V. Derivado de lo anterior, el Participante expresamente reconoce que el Plan y los beneficios que le pudieran derivar de la participación en el Plan no establecen derecho alguno entre el Participante y el Patrón del Participante y no forman parte de las condiciones de trabajo y/o las prestaciones otorgadas por el Patrón y que cualquier modificación al Plan o su terminación no constituye un cambio o menoscabo de los términos y condiciones de la relación de trabajo del Participante.
     Asimismo, el Participante reconoce que su participación en el Plan es resultado de una decisión unilateral y discrecional de ProLogis; por lo tanto, ProLogis se reserva el derecho absoluto de modificar y/o discontinuar la participación del Participante en cualquier momento y sin responsabilidad alguna frente el Participante.
     Finalmente, el Participante por este medio declara que no se reserva derecho o acción alguna en contra de la Compañía por cualquier compensación o daños y perjuicios en relación con cualquier disposición del Plan o de los beneficios derivados del Plan y, por lo tanto, el Participante otorga el más amplio finiquito que en derecho proceda a ProLogis, y sus afiliadas, sucursales, oficinas de representación, accionistas, fiduciarios, directores, funcionarios, empleados, agentes o representantes legales en relación con cualquier demanda o reclamación que pudiera surgir.

-Appendix 4-

Netherlands
     Notification Regarding Prohibition Against Insider Trading
     If Participant is a resident of the Netherlands, Participant should be aware of the Dutch insider trading rules, which may impact the sale of Shares issued upon vesting of the Restricted Share Units. In particular, Participant may be prohibited from effectuating certain share transactions if Participant has inside information regarding ProLogis.
     Below is a discussion of the applicable restrictions. Participant is advised to read the discussion carefully to determine whether the insider rules could apply. If it is uncertain whether the insider trading rules apply to Participant, ProLogis recommends that Participant should contact his or her own legal advisor. Please note that ProLogis cannot be held liable if Participant violates the Dutch insider rules. Participant is responsible for ensuring compliance with these rules.
     In accepting the Award of Restricted Share Units, entering into the Agreement and participating in the Plan, Participant acknowledges having read and understood the notification below and acknowledges that it is his or her responsibility to comply with the following Dutch insider trading rules:
     Under Article 5:56 of Dutch Financial Supervision Act, anyone who has “inside information” related to ProLogis is prohibited from effectuating a transaction in securities in or from the Netherlands. “Inside information” is defined as knowledge of specific information concerning the issuing company to which the securities relate or the trade in securities by such company, which has not been made public and which, if published, would reasonably be expected to affect the stock price, regardless of the development of the price. The insider could be any employee of the Company or any Related Company who has inside information as described herein.
     Given the broad scope of the definition of “inside information,” certain employees of ProLogis or any Related Company (including a Participant pursuant to the Plan) who are resident in the Netherlands may have inside information and, thus, would be prohibited from effectuating a transaction in securities in the Netherlands at a time when the employee has such inside information.
POLAND
     There are no country specific provisions.
SPAIN
     Labor Law Acknowledgement
     This provision supplements Section 13 of the Agreement (“Nature of Award”):
     In accepting the Award of Restricted Share Units, Participant acknowledges the following:

-Appendix 5-

     (1) he or she understands and agrees to the terms of the Plan and the Agreement;
     (2) he or she consents to participation in the Plan; and
     (3) he or she has received a copy of the Plan and the Agreement.
     Participant understands that ProLogis has unilaterally, gratuitously and in its sole discretion decided to grant Restricted Share Units under the Plan to individuals who may be employees of ProLogis or its Related Companies throughout the world. The decision is a discretionary decision that is entered into upon the express assumption and condition that any grant will not bind ProLogis or any of its Related Companies presently or in the future. Consequently, Participant understands that the Restricted Share Units are granted on the assumption and condition that the Restricted Share Units or the Shares acquired pursuant to the Award shall not become a part of any employment contract (either with ProLogis or any of its Related Companies) and shall not be considered a mandatory benefit, salary for any purposes (including severance compensation) or any other right whatsoever. Further, Participant understands and freely accepts that there is no guarantee that any benefit whatsoever shall arise from any gratuitous or discretionary grant since the future value of the Restricted Share Units and underlying Shares is unknown and unpredictable. In addition, Participant understands this Award would not be made to Participant but for the assumptions and conditions referred to above; thus, Participant acknowledges and freely accepts that should any or all of the assumptions be mistaken or should any of the conditions not be met for any reason, then any grant of Restricted Share Units shall be null and void.
     Securities Law Notice
     The Restricted Share Units described in the Plan, the RSU Notice of Grant, the Agreement, this Appendix and all other materials Participant may receive regarding his or her participation in the Plan do not qualify under Spanish regulations as securities. No “offer of securities to the public”, as defined under Spanish law, has taken place or will take place in the Spanish territory. The Plan, the RSU Notice of Grant, the Agreement, this Appendix and all other materials Participant may receive regarding his or her participation in the Plan have not been nor will they be registered with the Comisión Nacional del Mercado de Valores (Spanish Securities Exchange Commission), and they do not constitute a public offering prospectus.
UNITED KINGDOM
     Tax Acknowledgment
     This provision supplements Section 7 of the Agreement (“Withholding of Taxes”):
     As a condition of any Restricted Share Units subject to the Award becoming non-forfeitable and the issuance of Shares in payment of the Restricted Share Units, Participant agrees to pay or make adequate arrangements satisfactory to ProLogis and/or the Employer to satisfy all withholding obligations of ProLogis and/or the Employer by the Due Date, which is 90 days, or such other period as required under U.K. law, after the event giving rise to the Tax-Related Items (the “Chargeable Event”). In this regard, such payment shall be made by any of the means set forth in Section 7 of the Agreement (“Withholding of Taxes”).

-Appendix 6-

     Participant shall pay to ProLogis or the Employer any amount of Tax-Related Items that ProLogis or the Employer may be required to withhold with respect to the Chargeable Event that cannot be satisfied by the means previously described. If payment or withholding is not made by the Due Date, Participant agrees that the amount of any uncollected Tax-Related Items shall (assuming Participant is not a director or executive officer of ProLogis (within the meaning of Section 13(k) of the U.S. Securities and Exchange Act of 1934, as amended), constitute a loan owed by Participant to the Employer, effective on the Due Date. Participant agrees that the loan will bear interest at the then-current HM Revenue and Customs Official Rate and it will be immediately due and repayable, and ProLogis and/or the Employer may recover it at any time thereafter by any of the means set forth in Section 7 of the Agreement (“Withholding of Taxes”). If any of the foregoing methods of collection are not allowed under applicable law or if Participant fails to comply with his or her obligations in connection with the Tax-Related Items as described in this section, ProLogis may refuse to deliver the Shares acquired under the Plan.

-Appendix 7-